Exhibit 1

    COMMTOUCH REPORTS THIRD QUARTER 2003 RESULTS AND ISSUES BUSINESS UPDATES

MOUNTAIN VIEW,  Calif.--(BUSINESS  WIRE)--November 21, 2003-- Commtouch (Nasdaq:
CTCH - News), a developer and provider of proprietary anti-spam solutions, today announced its third quarter results for 2003.

Revenues for the quarter were $84 thousand compared to $70 thousand for the prior quarter and $525 thousand in the comparable quarter last year. Total loss for the quarter was $1,763 thousand compared to $1,037 thousand in the prior quarter and $1,082 thousand in the comparable quarter last year. During the third quarter, Commtouch recognized $44 thousand as equity income of Imatrix (formerly Commtouch Japan).

Revenues for the nine months ended September 30, 2003 were $260 thousand, with revenues in the comparable period last year being $2,801 thousand. Total loss for the nine months ended September 30, 2003 was $3,944 thousand compared to $2,681 thousand in the comparable period last year.

Based on the company's and its partners' pipelines, the Company anticipates reporting a significant increase in revenues from anti-spam solutions in Q1 2004. The Company is recognizing revenues over the lives of anti-spam solution contracts, as opposed to up-front when contracts are signed. Thus, while revenues were only slightly greater than in the preceding quarter, based on the amount of contracts closed during the past quarter, the company expects to see much larger revenues going forward from those contracts.

Cash at September 30, 2003 was approximately $2,653 thousand compared to $1,388 thousand as of December 31, 2002. During the nine months ended September 30, 2003, the company received $1,250 thousand under the previously announced convertible loan agreement and $3,040 thousand from the two private placements announced on July 16 and August 4, 2003.

BUSINESS UPDATES (THROUGH THE DATE OF THIS RELEASE):

1.       Signed 11 channel partners in Q3 2003, for a total of 52 to date.

2. We increased our sales and marketing efforts in Q3 2003 and are continuing to do so in Q4 2003. We have more than doubled the sales force and hope to see the results of these efforts in early 2004.

3. Interest in Commtouch's anti-spam solutions in international markets is rising (see Commtouch's recent press release regarding the Waterford deal). Commtouch's solutions have key competitive advantages in the international markets, as the underlying technology is not based on content filtering mechanisms, thereby enabling the technology to work with a multitude of languages.

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


4.       Commtouch  successfully completed the development of its second product
         - the SDK software kit - that enables vendors to integrate some of the key features of Commtouch's anti-spam solution into their own offerings, i.e. other applications or security appliances. We are in discussion with numerous players, and anticipate announcing at least one additional agreement by year-end.

5. Although our financing deals this year have injected the company with funds necessary for its continuing operations, we believe that in order for us to successfully compete in a very competitive and fast moving enterprise anti-spam market, additional financing should be secured. In this regard, we also announced today that we entered into an agreement with our existing convertible note holders for conversion of the company's $1.25 million debt into equity and their exercise of warrants for approximately $1 million in cash to the company, against the company's prepayment of an additional 7.5% interest (by way of an issuance of additional shares and warrants).

About Commtouch

Commtouch Software Ltd. is a developer and provider of proprietary anti-spam solutions. The company's core technologies reflect its dozen years of experience as a leading vendor of email software applications and provider of global messaging services. Commtouch is headquartered in Netanya, Israel and its subsidiary, Commtouch Inc., is based in Mountain View, CA. The company was founded in 1991 and has been publicly traded since 1999 (Nasdaq: CTCH - News). To learn more about Commtouch's solutions visit our web site at http://www.commtouch.com.

Note: Commtouch(R) is a registered trademark of Commtouch Software Ltd.. Other terms and product names in this document may be trademarks of others.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

--------------------------------------------------------------------------
Contact:
Commtouch
media@commtouch.com
Gary Davis  650-864-2290

                                     ######


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


                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                                              Sept. 30,     December 31,
                                                                              2003          2002
                                                                              ----          ----
Assets
Current Assets:
 Cash and cash equivalents............................................        $  2,653      $  1,388
 Trade receivables, net...............................................              --            64
 Prepaid expenses and other accounts receivable.......................             229           231
                                                                              --------      --------
 Total current assets.................................................           2,882         1,683
                                                                              --------      --------
Long-term lease deposits..............................................               5             5
Equity investment in Imatrix .........................................             284             3
Severance pay fund....................................................             340           264
Property and equipment, net...........................................             569         1,029
                                                                              --------      --------
                                                                              $  4,080      $  2,984
                                                                              --------      --------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable.....................................................             421           338
 Employees and payroll accruals.......................................             447           424
 Accrued expenses and other liabilities...............................             423           372
                                                                              --------      --------
 Total current liabilities............................................           1,291         1,134
                                                                              --------      --------

 Other liabilities....................................................             135           135
 Convertible loan.....................................................             333            --
 Accrued severance pay................................................             358           278
                                                                              --------      --------
                                                                                   826           413
                                                                              --------      --------

 Shareholders' equity.................................................           1,963         1,437
                                                                              --------      --------
                                                                              $  4,080      $  2,984
                                                                              ========      ========

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


                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (USD in thousands, except per share amounts)


                                                                            Three            Three           Nine            Nine
                                                                            Months           Months         Months          Months
                                                                            Ended            Ended          Ended           Ended
                                                                           Sept. 30         Sept. 30       Sept. 30        Sept. 30
                                                                             2003             2002           2003            2002
                                                                             ----             ----           ----            ----

Revenues ...........................................................       $     84        $    525        $    260        $  2,801

 Cost of revenues ..................................................            130             153             447           1,492
                                                                           --------        --------       ---------        --------
Gross profit (loss) ................................................            (46)            372            (187)          1,309
                                                                           --------        --------       ---------        --------
Operating expenses:
 Research and development, net .....................................            387             621           1,095           1,724
 Sales and marketing ...............................................            609             221           1,137             986
 General and administrative ........................................            561             379           1,335           1,566
 Amortization of stock-based employee deferred
compensation .......................................................             63             138             189             414
                                                                           --------        --------       ---------        --------
 Total operating expenses ..........................................          1,620           1,359           3,756           4,690
                                                                           --------        --------       ---------        --------
Operating loss .....................................................         (1,666)           (987)         (3,943)         (3,381)
 Interest and other expense, net ...................................           (141)            (48)           (283)            (24)
 Equity Income (Loss) ..............................................             44             (47)            282             (29)
 Minority interest .................................................             --              --              --              74
                                                                           --------        --------       ---------        --------
 Loss from continuing operations ...................................         (1,763)         (1,082)         (3,944)         (3,360)
                                                                           --------        --------       ---------        --------
 Gain on disposal of Wingra ........................................             --              --              --           1,014
 Discontinued operations - Wingra ..................................             --              --              --            (335)
                                                                           --------        --------       ---------        --------
Gain from sale of discontinued operations ..........................             --              --              --             679
                                                                           --------        --------       ---------        --------
Net loss ...........................................................       $ (1,763)       $ (1,082)       $ (3,944)       $ (2,681)
                                                                           ========        ========        ========        ========

Basic and diluted net loss per share
  Loss from continuing operations ..................................       $  (0.07)       $  (0.05)       $  (0.17)       $  (0.16)
  Gain from sale of discontinued operations ........................             --              --              --            0.03
                                                                           --------        --------       ---------        --------
  Net loss .........................................................       $  (0.07)       $  (0.05)       $  (0.17)       $  (0.13)
                                                                           ========       =========       =========        ========

Weighted average number of shares used in computing
 basic and diluted net loss per share ..............................         24,997          22,199          23,173          20,380
                                                                           ========       =========       =========        ========


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